FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 12 April 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
News Release: LexisNexis concludes review into unauthorised access to US databases.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	12 April 2005	Date:	12 April 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	LexisNexis concludes review into unauthorised access to US databases.

Exhibit 99.1

NEWS RELEASE

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

12 April 2005

LexisNexis concludes review into unauthorised access to US databases

Further to its announcement of 9 March 2005, Reed Elsevier announced today that LexisNexis, its global legal and business information division, has concluded its review of all data search activity across its business, including its Seisint unit.

The comprehensive review analysed data search activity going back over the last two full years and concluded that there were 59 incidents where unauthorised persons, predominantly using IDs and passwords of legitimate customers of Seisint, may have fraudulently acquired personal identifying information from its US risk management databases. LexisNexis estimates that information on approximately 310,000 US individuals in total may have been accessed. LexisNexis is notifying all these individuals and is offering free support services, including credit bureau reports, credit monitoring for one year and fraud insurance, to monitor and protect them from possible fraud associated with identity theft. LexisNexis will provide fraud counselling services or specialised assistance to any individual who has been the victim of identity theft related to these incidents. LexisNexis has alerted law enforcement authorities and is proactively assisting in their investigations of the potentially fraudulent misuse of the information acquired.

In March, LexisNexis notified approximately 30,000 individuals in relation to the incidents reported in the announcement of 9 March 2005, that criminals could have accessed their personal information. To date, approximately two percent of those individuals have contacted LexisNexis to accept its offer of free credit reports and credit monitoring, and none has so far advised LexisNexis that they have experienced any form of identity theft. The 30,000 individuals are included within the 310,000 total referred to above.

The incidents predominantly relate to misappropriation by third parties of IDs and passwords from legitimate customers of Seisint. The information concerned relates to names and addresses and other personal identifying information such as social security and driver’s licence numbers. LexisNexis and Seisint databases do not hold personal credit histories, medical records or financial records on individuals. Neither the LexisNexis nor the Seisint technology infrastructure has been breached by hackers nor was any customer data compromised or accessed in these incidents. As indicated on 9 March 2005, LexisNexis and Seisint are implementing significant improvements to customers’ password and ID administration security processes to help prevent future incidents. LexisNexis will continue its long established support of effective federal and state data privacy policies and practices.

As announced on 9 March 2005, the financial implications of the unauthorised access to LexisNexis databases are expected to be manageable within the context of LexisNexis’ overall growth. Reed Elsevier also today reaffirmed its 2005 and longer term financial targets of at least 5% organic revenue growth and double digit adjusted earnings per share growth at constant rates of exchange.

Forward looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern future matters, such as the features and functions of, and markets for, products and services offered by Reed Elsevier, and Reed Elsevier’s business plans and strategies. Forward-looking statements are based on the current expectations of the management of Reed Elsevier and are subject to risks and uncertainties. Actual results and events could differ materially from the results discussed in the forward-looking statements. Factors which could cause or contribute to differences in results include, but are not limited to, general economic conditions and business conditions in Reed Elsevier’s markets, customers’ acceptance of its products and services, the actions of competitors, legislative, fiscal and regulatory developments, changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights, and the impact of technological change. Reed Elsevier is not under any obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.